SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 13, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated January 13, 2011, entitled “Syneron Receives FDA Clearance for New Tända™ System.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: January 13, 2011

Syneron Receives FDA Clearance for New Tanda(TM) System

YOKNEAM, ISRAEL--(Marketwire - January 13, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that it has received 510(k) clearance from the United States Food and Drug Administration (FDA) to market a new Tända™ Light Emitting Diode (LED) system for skin rejuvenation. The product is approved for the treatment of wrinkles, rhytides and fine lines in the periorbital (around the eye) region. Syneron expects to begin commercialization of the new Tända™ skin rejuvenation product in the second half of 2011 in both the professional and consumer markets.

Michael H. Gold, M.D., said, "Having the Tanda Professional Rejuvenate red light home use device is a wonderful addition to those wanting to reduce the appearance of fine lines and wrinkles around the eyes with the most advanced home light source available. The device provides a high-powered and safe treatment for skin rejuvenation that effectively enhances collagen and elastin production while improving dermal moisture."

Fabian Tenenbaum, Syneron Executive Vice President leading the Company's consumer home-use devices effort, said, "We are pleased to receive clearance for the latest addition to the Tända™ family of products. This new system, which is more powerful and expands the indications for the Tända's™ LED technology, demonstrates the broad applications of LED and the strong growth opportunity that we see for the business. We look forward to launching the new system later this year and believe it will be well received as new option for patients in the home- use, wrinkle reduction market."

The new Tända™ skin rejuvenation system joins the Tända™ family of products from Pharos Life Corporation, a leading manufacturer of home-use light therapy devices for aesthetic procedures, acquired by Syneron Medical in December 2010. It utilizes a proprietary new super luminous LED array that delivers concentrated channels of light for a fractional phototherapy effect. The super luminous LED allows the new system to deliver five-times greater power than the existing Tända™ family of products, reducing the required number of treatments to two treatments per week. The new system leverages the modular design of the Tända™ family of products and its treatment head is compatible with the Tända™ Regenerate™ and Tända™ Clear™ systems that are currently available.

Tända™ products are marketed directly to consumers through premium retailers and include products for skincare and wellness solutions for both the home-use and professional markets. More information on Tända™ products is available at www.tandaskincare.com.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.
Additional information can be found at www.syneron.com.

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com